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                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                     Registration Statement File No.: 333-107902


Investor Notice

         In connection with the proposed merger with Crown American Realty Trust, PREIT has filed with the Securities and Exchange Commission a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus. ALL INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT AS IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown at the Securities and Exchange Commission's website at http://www.sec.gov. Investors and security holders also may obtain for free these materials and other documents filed by PREIT by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102;
Attn: Investor Relations. In addition, investors and security holders may obtain for free these materials and other documents filed by Crown by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

         PREIT and its respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary joint proxy statement/prospectus contained PREIT's registration statement on Form S-4 and by reading the definitive joint proxy statement/prospectus when its becomes available.

Transcript of Pennsylvania Real Estate Investment Trust
Second Quarter 2003 Earnings Release Conference Call
Monday, August 11, 2003 2:00 pm

Operator: Good day everyone and welcome to today's Pennsylvania Real Estate Investment Trust' second quarter earnings results conference call. Today's call is being recorded. At this time for opening remarks and introduction I would like to turn the call over to Mr. Todd Fromer, please go ahead sir.

Todd Fromer: Thank you and thank you all for joining us for PREIT's second quarter 2003 earnings conference call.

Safe Harbor Statement

This conference call contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In


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particular, PREIT may not be able to consummate the sale of its remaining joint venture multifamily properties on favorable terms, if at all, and may not be able to consummate the merger with Crown, or if such transactions are consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate such transactions include, without limitation, the satisfaction of closing conditions applicable to such transactions (some of which are beyond PREIT's control). In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and Crown American Realty Trust (NYSE: CWN) referenced in this conference call, PREIT and Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with Securities and Exchange Commission concerning PREIT and Crown American Realty trust at the Securities and Exchange Commission's website at www.sec.gov. In addition these materials and other documents filed by PREIT maybe obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 South Broad Street, Philadelphia, PA 19102, Attention: Investor Relations. These materials and other documents filed by Crown American Realty Trust maybe obtained for free by directing your request to Crown American Realty at Pasquerilla Plaza Johnstown, Pennsylvania 15901,
Attention: Investor Relations.

PREIT and Crown American Realty Trust and their respective trustees and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and our ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 annual meeting of shareholders which was filed with Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust annual report on Form 10-K and the amendment to Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003 respectively. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statements/prospectuses when they become available. With nothing further, I would like to turn the call over to PREIT President, Mr. Jonathan Weller.

Jonathan Weller: Thanks Todd. Good afternoon everyone and thank you for joining us today for our second quarter 2003 conference call. With me today is our Chief Financial Officer Ed Glickman along with George Rubin President of PREIT Services L.P., Bruce Goldman, Executive Vice President and General Counsel; and Dave Bryant, Senior Vice President of Finance and Treasurer. During the second quarter the company completed two major and exciting transactions and announced it's pending merger with Crown American Realty Trust. The company acquired six malls from the Rouse Company (NYSE: RSE) in the Philadelphia market and divested 15 of its 19 multifamily properties. We have now completed the first phase of the transformation of the company to a focused retail REIT. Currently the company owns 28 retail properties with 17.5 million square feet, a 47% increase from the end of the first quarter. Assuming the closing of the Crown merger in the fourth quarter, the company will own 54 retail properties with 33.7 million square feet. In the second quarter of 2003, net income increased to $144.6 million compared to $4.4 million in the second quarter of 2002. Results for the second quarter 2003 included a $154.5 million gain on the sale of 15 multifamily



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properties. On a per share basis net income rose to $8.70 from $0.27 reflecting a substantial gain from the multifamily sale. FFO for the second quarter of 2003 increased by 17.1% to $14.8 million over $12.7 million in a comparable period in 2002. On a per share basis FFO increased by 14.3% to $0.80 per share from $0.70 per share in 2002. Second quarter 2003 NOI increased by 34.2% to $27.4 million from $20.5 million. Considering the timing of the Rouse Mall acquisitions and multifamily dispositions, the increase in revenues and FFO were inline with our expectations. Revenues for the retail portfolio were converted to net operating income at a 66% margin for the second quarter of 2003 compared with a 72.5% margin for the second quarter of 2002. The principal reason for the decrease in margin is higher operating expenses in the newly acquired mall portfolio including significantly higher real estate taxes in New Jersey. These factors were considered in the underwriting process. Same-store NOI growth for the retail portfolio decreased 2.4% or $277,000 in the 2003 second quarter. There were no lease termination payments in same-store NOI in the second quarter of 2003 compared with $464,000 of lease termination payments for the second quarter of 2002. On a same-store basis including anchors our mall portfolio occupancy decreased to 90.4% at the end of the first quarter from 93.8%, mainly due to the closing of Ames at Dartmouth Mall. The company purchased the Ames lease and has executed a non-binding letter of intent for the sale of pad site to the May Company (NYSE: MAY) for the addition of a $140,000 square foot Filene's department stores. Same-store occupancy for the inline mall space increased to 88.7% from 87.4% in the second quarter of 2002. At Northeast Tower Center, Wal-Mart (NYSE: WMT) opened during the quarter of 2003, making that center 100% occupied.

To summarize the information on our recent transaction, PREIT acquired 4 of the 6 Rouse properties, Cherry Hill Mall, Moorestown Mall, Exton Square Mall, and The Gallery at Market East in late April, and the remaining 2 Rouse properties Echelon Mall and Plymouth Meeting Mall in early June for total price of approximately $550 million. 15 of the 19 multifamily assets were sold in April and May. The remaining 2 wholly owned multifamily properties were sold after the close of the quarter in late July. The remaining 2 multifamily joint ventures are under agreement to be sold to the company's joint venture partners and are expected to close later in the third quarter. The total price for the multifamily portfolio will be approximately $417 million. We are proceeding with the documentation to complete the Crown merger proxy and have adjusted the expected closing dates to the midpoint of the fourth quarter. Since announcing the merger in May, we have been spending a significant amount of time preparing for the integration of the staff and operating platforms of the company. I would now like to turn the presentation over to Ed Glickman.

Edward Glickman: Thanks Jon. Company ended the second quarter of '03 with investments in real estate of $1.239 billion, an increase of $302.9 million or 32.3% over 2002's comparable balance of $936.6 million. Specifically in the retail sector investment in real estate was up $521.9 million to $1.151 billion representing 82.9% increase in retail investment over last year's balance of $629.4 million. This $521.9 million of total retail increase was comprised of $526.5 million of new investment plus $12.2 million of completed projects that were previously classified as development, less $16.8 million from the sale of Mandarin Corners and Jacksonville, Florida. The bulk of the new investment is clearly attributed to the previously discussed acquisition of 6 regional malls from The Rouse Company. The remainder of new investment consists of spending on a number of smaller projects primarily at Magnolia Mall and The Commons at Magnolia. At the end of the second quarter of '03, the company's investment in development projects had fallen to $13.2 million from $19.1 million at the end of the second quarter of '02. The $5.9 million decreased development was the net of $9.2 million of new investment at Crest Plaza and Magnolia Mall, the sale of a parcel at Crest Plaza for $2.9 million and the previously mentioned $12.2 million of completed retail properties that were placed into service. A substantial completion of PREIT's multifamily disposition strategy has caused a reduction in multifamily investment of $231.3 million. This reduction coupled with a $16.6 million increase from the purchase of the full interest in Regency Lakeside apartments in Omaha, Nebraska has left the company at the close of the quarter with $72.4 million invested in multifamily assets. This amount is distributed to the 4 remaining multifamily assets each of which have either been sold or is under contract to be sold at this time. As a result of the above changes on a cost basis, the company's portfolio is now approximately 92.9%



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retail, 5.9% multifamily, 1% retail development, and 0.2% industrial. On the right side of the balance sheet, the company finished the second quarter with net capital of $837.1 million, up from $606.2 million at the end of last year's second quarter. The increase is largely attributed to the difference between the increase in debt required for the acquisition of The Rouse Company assets, which was a $175 million of bridge and $277 million of assumed mortgages. The net debt increase on the refinancing of Dartmouth Mall and Moorestown Mall $93 million and reductions thereafter that came from the proceeds of the multifamily disposition, $151 million of fully owned mortgage payoffs and $10 million of JV Mortgage payoffs, $161 million pay down of the bridge. With interest rates at historical lows, and ample credit availability for retail asset purchases, the company is biased towards long-term fixed rate financing. Of the $837.1 million of total debt at the end of the second quarter, $699 million or 84% was long-term fixed rate mortgage debt. The remaining $138.1 million or 16% was drawn against the company's secured line of credit, the acquisition term loan, and the unsecured revolver. After accounting for $75 million in swaps, 93% of the outstanding debt was fixed at a weighted average cost of 7.07% and weighted average maturity of 5.3 years. The remaining $53 million or 7% of the company's debt was floating at 225 basis points over LIBOR. Since the second quarter of 2002, PREIT's equity market cap increased by 15.5% to $565.9 million from the year ago figure of $489.9 million. The rise in equity cap was primarily a result of stock price appreciation from $27.11 to $29.95 per share during the year and the issuance of 822,000 new shares and units. The debt and equity changes during the year have caused our debt to market cap to increase from 55.3% at the end of the second quarter 2002 to 59.7% at the end of the second quarter of 2003. That being said, subsequent to the close of the second quarter, the company completed the sale of its remaining 2 wholly owned multifamily properties, Emerald Point in Virginia and Regency Lakeside in Omaha and these sales resulted in $33.8 million reduction in mortgages and the balance of the sale proceeds were used to pay both the acquisition term loan down fully and the unsecured revolver to a zero balance. The remaining $24 million was used to pay down PREIT secured credit facilities, returning the Company's leverage to its target level. It is important to note that the actual closing dates for the Rouse property acquisition and the multifamily dispositions are identified in today's press release. The timing of these transactions may have an effect on analysts' earnings models of the Company for both the second quarter and full year '03. Furthermore, for modeling purposes PREIT has changed its estimated closing date for the Crown American merger to November 17, 2003. This change calls for a downward revision of the Company's '03 FFO per share estimate to a range of $3.18 to $3.30. The decrease can be partly attributed to the shortened time during 2003 in which PREIT will benefit from the Company's combined operation, which we expect to be accretive. Additional dilution is created by the one-time charge of $6.75 million, which is an expense that is spread over a decreasing number of weighted average shares as the closing is pushed closer to the end of the year. At this time, we are still assuming that we will begin 2004 as a merged company and we are maintaining our current earnings guidance for next year. At this time, Jon and I will answer any questions that you may have.

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QUESTION AND ANSWER SECTION

Operator: Operator instructions Our first question comes from the Alexander Goldfarb with Lehman Brothers.

(Q): Good afternoon. First in light of just the changes in interest rate. Has anything gone on with mark-to-market of debt or any of the interest rate adjustments that were in the pro forma for the either Crown or Rouse transactions?

(A): Actually, we keep looking at our model and have changed our view of interest rates more than once since we've first started modeling the transaction. The mark-to-market is set on the Rouse properties, but won't be set on the Crown properties until closing. So, obviously depending upon where interest rates end up at that point in time, it may have some impact on the Company.

(Q): Okay, so the guidance is predicated on the interest sort of add back, that reduces interest, that will change though?

(A): The mark-to-market adjustment is taken at closing. So, since we can't know what those rates will be we are estimating it now, but obviously it won't be set until close to the end of the year.

(Q): Okay, with the Willow Grove, there is an option to buy in your JV partner, have you reached a decision on that or what's the timing of the decision?

(A): I think the option - Alex, its Jon Weller - the option is available to us a period of two years following the opening of the Macy's at Willow Grove. That would be this coming November. It is something that we are discussing but a decision hasn't been reached.

(Q): Okay. And I noticed the straight-line rents went up a lot from this year versus last, is that all attributed to the Rouse or is there other things going on there?

(A): It's attributable to the new properties.

(Q): Okay and then going to your G&A, it seems to have been up about $1.4 million. Was there a dramatic increase in G&A or was there perhaps a one-time charge in that number?

(A): The G&A increase is composed of about 20 different items.

(Q): Okay.

(A): But a significant number of them on the list relate to the transactions that we're in the middle of either directly or indirectly.

(Q): Okay, so you would expect that to sort of go back down?

(A): Well I expect some of them to go away. For instance, we spent a significant amount of money at this year ICSC convention, for instance, on additional publicity and other things that were obviously related to the transactions that we were announcing at the time. And so those things will probably be one-time events.

(Q): Okay and then final question is on, can you just talk, in the press release it said that substantially all of the gain from the apartment sale would be used in 1031 on the mall purchase. What portion will not be and what's the tax implication?

(A): Okay, the second quarter results in the paragraph on the second page of the press release talked to a gain of $150 million on the thirteen wholly-owned properties. Obviously the number that relates to the sale of the additional properties that's apartments is going to increase the amount of that gain and so


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far on a percentage basis, we are about 90% sheltered. One cannot shelter JV properties and there are a couple of properties where the gains were small enough that it didn't make sense to go through the process of trying to find exchanges and we don't foresee that there will be a significant overall impact from the residual amount of gains.

(Q): Okay, so not much tax to the shareholders?

(A): Right, we will have to go through that when the last 2 properties are sold off.

(Q): Okay, thank you.

Operator: Your next question comes from David Fick with Legg Mason.

(Q): Good afternoon. Can you just comment on where you stand right now in assessing the, particularly the Crown portfolio, but I guess also the Rouse portfolio, CapEx requirements and the forward leasing program now that you've had another quarter to look at those assets?

(A): Dave, its Jon. We have continued to update our model on the Rouse assets and the Crown assets. The Rouse assets we are the middle of budgeting season or at the beginning of budgeting season now. We don't have anything that we are prepared to announce to the marketplace in terms of our estimated CapEx requirements for either the Rouse assets and the Crown assets going forward, we are not ready to do that at this time. But you know, we feel very confident that we've got our arms around the leasing requirements in the Rouse assets and we are refining our estimates and plans on the Crown assets as we speak.

(Q): Would you say you see more upside in your first year cap rate assumptions or less or the same, versus your original projections for them?

(A): I would say the same; I don't think we are prepared to add any different color to that.

(Q): Okay, I understand. Thank you.

Operator: We will go to Greg Andrews with Green Street Advisors.

(Q): Good afternoon.

(A): Hi Greg.

(Q): Hi, could you just remind us what the $6.75 million charge is for this year?

(A): Greg its for some of our consulting costs, the consultants that we have hired to assist us in the integration process and its also for anticipated payments to members of the PREIT staff.

(Q): I am sorry, and that's for?

(A): They are transition workers, bonus payments and they've just, the consulting that I mentioned.

(Q): Okay, so its basically, its non-recurring its just related to the transactions this year?

(A): Yeah, but these are not costs that are we are able to capitalize, these are costs that we require to expense.

(Q): Right. Okay and then in the quarter, do the results include the couple million dollar essentially, kind of, brokerage fee related to the sale of Christiana Mall?


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(A): Yes they do Greg.

(Q): Okay and then lastly, in terms of the mall portfolio, do you have the comp store sales for the tenants for the quarter and maybe year-to-date?

(A): For the individual tenants?

(Q): Oh no, just in aggregate for your portfolio.

(A): Actually in aggregate yes, we do, I have that in front of me. The aggregate number for the portfolio including the centers that we recently acquired is $3.43 per square foot, okay. On a same store basis, it's $3.80. By same store, I mean, compared with the properties that were in the portfolio a year ago.

(Q): Well how does that change, is there a percentage change there that you can highlight?

(A): Greg, first of all, I will highlight it but these numbers are all in the supplemental but the $3.80 on the same store basis, which I think is the only meaningful comparison really because otherwise you are comparing a completely different sample. It's actually unchanged; it was $3.80 in the same period, 1-year ago.

(Q): Okay, thank you.

Operator: We will take our next question from Jonathan Miniman with ING Clarion.

(Q): Hi, it's Tim Campbell. Can you just refresh my memory on the major capital elements that you take over from the Crown, my memory is there is a pref. and there is a REMIC and how do you deal with those? And any other debt? And ultimately, how you plan to reduce the cost of capital from that portfolio?

(A): Frank (sic) this is Ed and I will go through those with you. There is an outstanding preferred stock issue, which cannot be altered and PREIT will be issuing its preferred stock to the holders of the Crown preferred stock so that will actually stay in place. It is redeemable at a slight premium, I think that is in approximately 4 or 5 years from now and that premium declines thereafter for the next couple of years, I think, it is at par in 7 or 8 years. There is a REMIC outstanding with GECC and that we will assume as well. It allows for some amount of substitution and we may move certain assets into or out of it as we can. We are intending to put 6 assets into a special financing and we are working out the details of that as we speak and it's our intention to liquidate those assets over the next few years. There are a few assets with individual mortgages on them that those mortgages will stay in place. The REMIC, obviously since it was put into place a number of years ago is at rates that are above the rates, that one would need to pay were one to try to do that financing today, but it has yield maintenance and other things that will keep the cost of capital there relatively steady overtime. It's our general intention to reduce the level of leverage of the Company by going out into the equity market when that becomes feasible and prudent and, I think, we would all be happier with the Company with slightly less leverage than it will have pro forma before the transaction.

(Q): The 6 assets are going to go into this special financing vehicle. Have you identified them or could it be 7 or could it be 5 or is it 6 iron-clad?

(A): It is not 6 iron-clad as that will depend on our ability to move some assets into and out of the REMIC. It also and that's a pretty difficult process that we are going to be going into, so it will depend on how that works out, and you know this was based on an analysis of the assets that we did a number of months ago, and obviously that's fluid as we learn more about the individual properties. But what I am telling you is what our plans are at the moment.


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(Q): And is there any way to put a dollar value on that 6?

(A): Well, it will obviously depend on which 6 it is and, you know, that is going to depend again on the holders of the REMIC and the special servicer and a whole bunch of circumstances, but I think in general we are talking about a group of assets that are probably worth somewhere less than 10% of the overall capitalization of the company. And by the company I mean Crown.

(Q): I am just trying to get a, you know, for modeling purposes, some idea you know how this thing plays out? That's all.

(A): Right. Well, it's complex to model it and there is a lot of variables up in the air. Hopefully that will become more transparent as we move along in the process. But it is complex because we are trying to deal with a number of factors at once.

(Q): Did those have to be settled before you file the proxy?

(A): No, I don't think so. We are going to file a proxy with the information as we know it at the moment. And obviously this is a process that we have started and will take us some months before we finish. So the proxy will be our understanding of the transaction as it is when we file it.

(Q): Okay, thank you.

(A): Thanks.

Operator: And we will take a question from Alexander Goldfarb with Lehman
Brothers

(Q): Just a follow up question. Your swap that matures December '03, what are your plans for that, are you going to renew or are you going try and fix?

(A): Again, there is a number of variables that are up in the air. One of which is how much debt we have outstanding and what form that debt is? But it's unlikely that we are going to deal with debt, that has significant yield maintenance requirement and so if you think about that as debt that's available to work with this, the floating rate, and similar debt and that's the debt that's currently swapped. So I think what we do with the swap and the reason we haven't addressed it as of yet is because it will depend on what we do with equity over the coming months.

(Q): Okay, okay and on the percent rent just comparing this year to last, while the Rouse contributed to revenue, it looks like the percentage rent actually declined?

(A): Well there was a slight decline in the percentage rent, but it was, I think a minimal amount and some of it represents a conversion of percentage rent to fixed minimum rent through stipulating increases in the leases.

(Q): Okay, is that, that's an annual occurrence?

(A): Well that's, yes that's generally an annual occurrence, but it has to do with which leases come due at which, you know, renew at which point in time.

(Q): Okay, and then just a final question. Your expense recovery on the Rouse assets is that pretty close to what you pro forma'ed or - and to the existing portfolio, or is there any difference?

(A): I think we are going to have to get back to you as an answer to that question as we get more in-depth familiarity with how those properties are performing?

(Q): Okay, thank you.


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Operator: We will take our next question from Liz Watson with Legg Mason

(Q): Hi, not that you haven't done enormous amount of acquisitions and dispositions, are there any other acquisition projects or development projects that you are working on this fall, or working on that could also be acquired this fall?

(A): Liz, hi, it's Jon. The question that we received about Willow Grove is obviously something that is, that we are addressing actively because of the timeframe, but we don't expect to have any other announcements that are based on what's going on right now.

(Q): Can you just comment on your development projects, if they are on track? And are there any, will there be any new development projects coming online?

(A): Well, we have a very active development pipeline that we have not disclosed the details of because the projects are not far enough along in the process in order to do so. The ones that we have talked about the Christiana Power Center and New Garden Township have experienced some delay that we've talked at length about the Christiana Project which is a subject of some litigation between the company and the Delaware Department of Transportation. So that's really affected the timing of that project and to the extent that other projects mature to the point where their timing can be estimated and their cost can be reasonably estimated we will let you know, but...

(Q): So the dates in the supplemental, where they are pushed back to 2005 are good dates?

(A): Well again, the Christiana project, by way of example, Liz, is subject to some unresolved litigation.

(Q): Okay.

(A): So it's really, I mean, that's our best estimate.

(Q): Okay, so there is no development projects coming on for 2004?

(A): I am sorry, I just got distracted there.

(Q): There is no development projects coming online in 2004?

(A): No.

(Q): Okay.

(A): Let me just say that as a general point that we are always looking at acquisition opportunities and disposition opportunities within the portfolio, but there is nothing that is sufficiently advanced or material to, - for us to discuss at this time other than what I said.

(Q): Okay. I was just trying to get a sense of that for modeling purpose.

(A): Right.

(Q): Okay, thanks very much.

(A): Okay.

Operator: And we'll have a question from Mike Mueller with J P Morgan

(Q): Hi, my question has been answered, thanks.

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Operator: And we have no further questions in queue at this time. I will turn the conference back over to our speakers for any additional or closing remarks.

Jonathan Weller: Okay. This is Jon Weller. Thank you for calling in and thank you for those of you who asked questions. We will be happy to talk to you further offline and we look forward to speaking with you again soon. Have a good day.

Operator: This does conclude today's conference call, and you may now disconnect. We do appreciate your participation.




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